UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

 Gilat Satellite Networks Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.20 Per Share

 (Title of Class of Securities)

M51474118

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.	M51474118
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mivtach Shamir Finance Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,312,126 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,312,126 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,126 shares
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 7 Pages

CUSIP NO.	M51474118
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mivtach Shamir Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,312,126 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,312,126 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,126 shares
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 3 of 7 Pages

Item 1(a)	Name of Issuer

Gilat Satellite Networks Ltd. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130 Israel

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

1.	Mivtach Shamir Finance Ltd., 27 Habarzel Street, Tel Aviv 6971039, Israel

2.	Mivtach Shamir Holdings Ltd., 27 Habarzel Street, Tel Aviv 6971039, Israel

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”.

Item 2(c)	Citizenship

Each of the Reporting Persons is an Israeli company.

Item 2(d)	Title of Class of Securities

Ordinary Shares, Par Value NIS 0.20 Per Share

Item 2(e)	CUSIP Number

M51474118

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

(a)
Amount beneficially owned: 4,312,126 Ordinary Shares. The Ordinary Shares are held directly by Mivtach Shamir Finance Ltd. Mivtach Shamir Holdings Ltd. owns all the outstanding shares of Mivtach Shamir Finance Ltd. and may be deemed to have shared voting and investment power with respect to the Ordinary Shares of the Issuer held by Mivtach Shamir Finance Ltd.

(b)	Percent of Class: 7.6%. The calculations are based on a total of 56,506,561 Ordinary Shares outstanding as of April 9, 2021, as reported by the Issuer on Form 6-K filed with the SEC on April 13, 2021.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,312,126 Ordinary Shares
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,312,126 Ordinary Shares

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Page 4 of 7 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

MIVTACH SHAMIR FINANCE LTD.
By:	/S/ LIMOR AVIDOR
	Name: Title:	Limor Avidor Deputy CEO

MIVTACH SHAMIR HOLDINGS LTD.
By:	/S/ LIMOR AVIDOR
	Name: Title:	Limor Avidor Deputy CEO

Page 6 of 7 Pages

EXHIBIT A TO SCHEDULE 13G

Joint Filing Agreement

The undersigned hereby agree that the Schedule 13G (the “Schedule 13G”), filed by the undersigned with respect to shares of Ordinary Shares, par value NIS 0.20 per share of Gilat Satellite Networks Ltd. is filed, and all amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement (this “Agreement”) shall be included as an Exhibit to the Schedule 13G.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 14th day of February 2022.

MIVTACH SHAMIR FINANCE LTD.
By:	/S/ LIMOR AVIDOR
	Name: Title:	Limor Avidor Deputy CEO

MIVTACH SHAMIR HOLDINGS LTD.
By:	/S/ LIMOR AVIDOR
	Name: Title:	Limor Avidor Deputy CEO

Page 7 of 7 Pages